SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                       Anchor Glass Container Corporation
                                (Name of Issuer)

       Series A 10% Cumulative Convertible Preferred Stock, $.10 par value
                         (Title of Class of Securities)


                                    033038308
                                 (CUSIP Number)



                              CoMac Partners, L.P.
                       1 Greenwich Office Park, 3rd Floor
                               Greenwich, CT 06831
                                 (203) 552-6900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 5, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                               Page 1 of 16 pages

                                  SCHEDULE 13D

CUSIP No. 033038308                                           Page 2 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CoMac Partners, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
           WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         62,102
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         62,102
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          62,102
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 033038308                                           Page 3 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CoMac International N.V.                 Not Applicable

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Netherlands Antilles

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         46,454
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         46,454
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          46,454
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 033038308                                           Page 4 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  CoMac Opportunities Fund, L.P.

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF              2,049
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING           Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         2,049
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
           2,049
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 033038308                                           Page 5 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CoMac Endowment Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         27,241
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING           Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         27,241
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               27,241
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 033038308                                           Page 6 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Christopher M. Mackey
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         42
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING           137,846(See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         42
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         137,846 (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          137,888 (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Series A 10% Cumulative Convertible Preferred Stock, $.10 par value (the "Preferred Stock"), of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4343 Anchor Plaza Parkway, Tampa, FL 33634-7513.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This statement is being filed by CoMac Partners, L.P. ("CoMac Partners"), CoMac International N.V. ("CoMac International"), CoMac Opportunities Fund, L.P.("CoMac Opportunities"), CoMac Endowment Fund, L.P. ("CoMac Endowment"), and Christopher M. Mackey. CoMac Partners, CoMac International, CoMac Opportunities, CoMac Endowment and Christopher M. Mackey are collectively referred to as the "Reporting Persons."

         CoMac Opportunities is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies and (ii) the purchase of securities in entities which appear to be undervalued.

         CoMac International is a Netherlands Antilles corporation which engages in certain investment activities similar in nature to the activities engaged in by CoMac Opportunities.

         CoMac Endowment is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by CoMac Opportunities.

         CoMac Partners is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by CoMac Opportunities.

         Christopher M. Mackey is an executive officer, director and 50% shareholder of CoMac Advisers, Inc., a Delaware corporation ("CoMac Inc."), which is the sole general partner of CoMac Associates, L.P., a Delaware limited partnership ("CoMac LP"). CoMac LP is the sole general partner of CoMac Partners. CoMac Inc. is the sole general partner of CoMac Opportunities and
CoMac Endowment. Mr. Mackey is an executive officer, director and 50% shareholder of CMS Advisers Inc., a Delaware corporation ("CMS Inc."), the investment adviser to CoMac International. CMS Inc. makes all investment and trading decisions for CoMac International.

         The business address and the address of the principal executive office of each of CoMac Partners, CoMac Opportunities and CoMac Endowment is 1 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831. The business address and the address of the principal executive office of CoMac International is c/o CITCO Fund Services, Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The business address of Christopher M. Mackey is c/o CoMac Partners, 1 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831.

         The  name,  business  address  and  present  principal   occupation  or
employment of each of the executive officers and directors of CoMac Inc. are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

         The  name,  business  address  and  present  principal   occupation  or
employment of each of the executive officers and directors of CMS Inc. are set forth on Schedule II annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I or Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


          Pursuant to that certain Second Amended Joint Chapter Liquidating Plan of Reorganization of Anchor Resolution Corp. and Anchor Recycling Corporation dated September 17, 1997, as amended, confirmed by the United Stated Bankruptcy Court for the District of Delaware on November 11, 1997 (the "Plan"), the Company's Class A Common Stock, $.10 par value (the "Common Stock") and the Preferred Stock, were distributed on or about June 5, 1998.

         The Common Stock and Preferred Stock issued to the Reporting Persons was so issued in partial consideration of the pre-petition indebtedness and trade claims of the Company held by the Reporting Persons as follows:

                                       Pre-petition           Pre-petition
Reporting Person                       Indebtedness           Trade Claims
----------------                       ------------           ------------

CoMac Partners                           $9,996,000            $8,018,131.86

CoMac International                     $11,008,000            $2,995,555.16

CoMac Opportunities                         $64,000              $490,555.71

CoMac Endowment                          $3,060,000            $4,643,640.97

Christopher M. Mackey                       $13,000                    $0.00

         Such pre-petition indebtedness and trade claims were acquired by the Reporting Persons at various times and for varying prices.

         Additional Common Stock and Preferred Stock and Warrants to acquire Common Stock and Warrants to acquire the Company's Class C Common Stock are expected to be issued in the future to the Reporting Persons under the Plan in respect of the aforementioned pre-petition indebtedness and trade claims.


ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Preferred Stock to which this statement relates for investment. The Reporting Persons have had and may continue to have discussions with other shareholders and management of the Company concerning actions which could be taken to enhance shareholder value. Mr. Mackey was elected a director of the Company on June 9, 1998.

         The Reporting Persons are expected to receive additional securities of the Company in accordance with the Plan. See Item 3.

         The Reporting Persons may acquire additional shares of Preferred Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Preferred Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 137,888 shares of Preferred Stock, representing approximately 6.2% of the shares of outstanding Preferred Stock./1/ CoMac Partners owns 62,102 shares of Preferred Stock representing approximately 2.8% of the shares of Preferred Stock outstanding; CoMac International owns 46,454 shares of Preferred Stock representing approximately 2.1% of the shares of Preferred Stock outstanding; CoMac Opportunities owns 2,049 shares of Preferred Stock representing less than .1 % of the shares of Preferred Stock outstanding; CoMac Endowment owns 27,241 shares of Preferred Stock representing approximately 1.2% of the shares of Preferred Stock outstanding; and Christopher M. Mackey owns 42 shares of Preferred Stock representing less than.1% of the shares of Preferred Stock outstanding.

         Reference is made to the Reporting Persons' Statement on Schedule 13D, of even date, with respect to the Common Stock for information concerning the Reporting Persons' ownership of the Common Stock.


         (b) By reason of his position as co-chairman, secretary and 50% shareholder of CoMac Inc. and CMS Inc. (see Item 2), Christopher M. Mackey may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by CoMac Partners, CoMac Opportunities, CoMac Endowment and CoMac International. Pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended, Mr. Mackey disclaims beneficial ownership of such shares.

         (c) On June 5, 1998, the Reporting Persons received distributions of Common Stock and Preferred Stock pursuant to the Plan. Except for such distributions, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 -         Agreement of joint filing
                                      pursuant to Rule 13d(1)-f
                                      promulgated under the
                                      Securities Exchange Act of
                                      1934, as amended.
--------

/1/ Based upon 2,239,320 shares of Preferred Stock that the Company issued under the Plan on June 5, 1998, as disclosed to the Reporting Persons by the Company.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 22, 1998


                                      COMAC PARTNERS, L.P.

                                      By: CoMac Associates, L.P.,
                                      general partner of CoMac
                                      Partners, L.P.

                                      By:  CoMac Advisers, Inc.,
                                      general partner of CoMac Associates, L.P.

                                      /s/ Christopher M. Mackey
                                      -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman


                                      COMAC ENDOWMENT FUND, L.P.

                                      By: CoMac Advisers, Inc., its
                                      general partner


                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman

                                      COMAC INTERNATIONAL N.V.

                                      By:  CMS Advisers Inc.,
                                             investment adviser of CoMac
                                             International N.V.


                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:     Christopher M. Mackey
                                      Title:    Co-Chairman

                                      COMAC OPPORTUNITIES FUND, L.P.

                                      By: CoMac Associates, L.P.,
                                      general partner of CoMac Opportunities
                                      Fund, L.P.

                                      By: CoMac Advisers, Inc., general partner
                                      of CoMac Associates, L.P.

                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman


                                          /s/ Christopher M. Mackey
                                          -------------------------
                                      Name:   Christopher M. Mackey

                                   SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS
                       COMAC ADVISERS, INC. ("COMAC INC.")


         The name and present principal occupation or employment of each of the executive officers and directors of CoMac Inc. is set forth below. The business address of each such person is c/o CoMac Partners, L.P., 1 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831.


Name and                                    Present Principal
Positions Held                              Occupation or Employment
--------------                              ------------------------

Christopher M. Mackey,                      Co-Chairman and Secretary of
Co-Chairman, Secretary and Director         CoMac Inc. and CMS Advisers Inc.

Paul J. Coughlin, III,                      Co-Chairman and Treasurer of
Co-Chairman, Treasurer and Director         CoMac Inc. and CMS Advisers Inc.

                                                                     SCHEDULE II


                        EXECUTIVE OFFICERS AND DIRECTORS
                         CMS ADVISERS INC. ("CMS INC.")

                  The name and present principal occupation or employment of each of the executive officers and directors of CMS Inc. is set forth below. The business address of each such person is c/o CoMac Partners, L.P., 1 Greenwich Office Park, 3d Floor, Greenwich, CT 06831.


Name and                                    Present Principal
Positions Held                              Occupation or Employment
--------------                              ------------------------

Christopher M. Mackey,                      Co-Chairman and Secretary of
Co-Chairman, Secretary and Director         CoMac Inc. and CMS Advisers Inc.

Paul J. Coughlin, III,                      Co-Chairman and Treasurer of
Co-Chairman, Treasurer and Director         CoMac Inc. and CMS Advisers Inc.

                                    EXHIBIT 1


                            Agreement of Joint Filing


         Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated:  June 22, 1998


                                      COMAC PARTNERS, L.P.

                                      By: CoMac Associates, L.P.,
                                      general partner of CoMac
                                      Partners, L.P.

                                      By:  CoMac Advisers, Inc.,
                                      general partner of CoMac Associates, L.P.

                                      /s/ Christopher M. Mackey
                                      -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman


                                      COMAC ENDOWMENT FUND, L.P.

                                      By: CoMac Advisers, Inc., its
                                      general partner


                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman

                                      COMAC INTERNATIONAL N.V.

                                      By:  CMS Advisers, Inc.
                                             investment adviser of
                                             CoMac International N.V.


                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:     Christopher M. Mackey
                                      Title:    Co-Chairman

                                      COMAC OPPORTUNITIES FUND, L.P.

                                      By: CoMac Associates, L.P.,
                                      general partner of CoMac Opportunities
                                      Fund, L.P.

                                      By: CoMac Advisers, Inc., general partner
                                      of CoMac Associates, L.P.

                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman


                                          /s/ Christopher M. Mackey
                                          -------------------------
                                      Name:   Christopher M. Mackey